

8/27/14


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 2 5 2014

SEC FILE NUMBER
8- 69126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/2013___ AND ENDING ___06/30/2014___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresta Westhall LLP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Upper Grosvenor Street
(No. and Street)

London	England	W1K 7PE
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Pound   =44 20 7371 9691
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – if individual, state last, first, middle name)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

8/27/14

OATH OR AFFIRMATION

I, ___Richard J. Pound_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Cresta Westhall LLP_____, as of ___June 30_____, 20_14____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____Principal_____
Title

_____
Notary Public   30ᵗʰ August 2014

David John Guille
Notary Public
Office 5 Fairbank Studios
75/81 Burnaby Street
Chelsea London
SW10 ONS England

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

    Statement of Financial Condition   2

    Statement of Operations   3

    Statement of Changes in Members' Deficit   4

    Statement of Changes in Liabilities Subordinated to
      Claims of General Creditors   5

    Statement of Cash Flows   6

    Notes to Financial Statements   7 - 9

SUPPLEMENTAL SCHEDULE

    Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1   10



SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cresta Westhall LLP

We have audited the accompanying financial statements of Cresta Westhall LLP (incorporated in the United Kingdom), which comprise the statement of financial condition as of June 30, 2014, and the related statements of operations, changes in members' deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cresta Westhall LLP's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cresta Westhall LLP as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cresta Westhall LLP's financial statements. The supplemental information is the responsibility of Cresta Westhall LLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
August 15, 2014

- 1 -

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION
June 30, 2014

ASSETS

Cash	$	42,595

LIABILITIES AND MEMBERS' DEFICIT

Subordinated notes payable - members		82,330
Members' deficit		(39,735)
	$	42,595

CRESTA WESTHALL LLP

STATEMENT OF OPERATIONS
Year Ended June 30, 2014

Revenues:	
Commission income	$ 5,128
Operating expenses:	
Fidelity bond	797
Bank charges	549
Finop fees	9,000
Regulatory fees	2,725
Legal	812
Subscriptions	3,066
Travel	858
Technology	444
Office expense	387
Exchange rate gain	(2,047)
	16,591
Net loss	$ (11,463)

CRESTA WESTHALL LLP

STATEMENT OF CHANGES IN MEMBERS' DEFICIT
Year Ended June 30, 2014

Balance, June 30, 2013	$	(28,272)
Net loss		(11,463)
Balance, June 30, 2014	$	(39,735)

CRESTA WESTHALL LLP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Year Ended June 30, 2014

Subordinated borrowings at June 30, 2013	$ 82,330
Increases:	
Issuance of subordinated note payable - member	-
Subordinated borrowings at June 30, 2014	$ 82,330

CRESTA WESTHALL LLP

STATEMENT OF CASH FLOWS
Year Ended June 30, 2014

Cash flows from operating activities:		
Net loss	$	(11,463)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Decrease in other liabilites		(763)
Net cash used for operating activities		(12,226)
Cash flows from financing activities:		
Repayment of officers' loans		(9,798)
Net decrease in cash during the year		(22,024)
Cash, beginning of year		64,619
Cash, end of year	$	42,595

NOTES TO FINANCIAL STATEMENTS
June 30, 2014

Note 1 **Organization and nature of business**

Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States, and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC"). FINRA granted the Partnership membership effective June 17, 2013, and the Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission.

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Partnership earns commissions as a distributor of subscriptions in various funds to investors. Commissions are recognized as earned based on the amount of subscriptions raised at the agreed upon rate, as defined in each agreement.

Income taxes
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

Tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Partnership incurs interest or penalties as a result of unrecognized tax benefits, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

CRESTA WESTHALL LLP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
June 30, 2014

Note 2   **Summary of significant accounting policies (continued)**

Foreign currency
The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets and liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of operation accounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions and remeasurement of foreign currency financial statements into United States dollars are included in current results of operations in the accompanying statement of operations.

Subsequent events
The Partnership has evaluated subsequent events through August 15, 2014, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At June 30, 2014 the Company's net capital was $42,595 which was $37,595 in excess of its required net capital of $5,000. The Partnership did not incur aggregate indebtedness at June 30, 2014.

Note 4   **Subordinated note payable – members**

During March, 2013 the Partnership entered into non-interest bearing subordinated notes payable agreements with the members. The borrowing amount was for $82,330 and is payable on July 1, 2016. The notes are unsecured and subordinated to all present and future creditors of the Partnership when specifically subordinated.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
June 30, 2014

Note 5   **Related party transactions**

Pursuant to a management services agreement, effective February 1, 2013, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

Note 6   **Concentrations**

Major customers
The Partnership received 100% of its revenue from two customers during the year ended June 30, 2014.

CRESTA WESTHALL LLP

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended June 30, 2014

Capital

Members' deficit	$	(39,735)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		82,330
Net capital	$	42,595
Aggregate indebtedness	$	-

Computation of basic net capital requirement

Minimum net capital required	$	-
Minimum dollar net capital required	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	37,595
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	36,595
Percentage of aggregate indebtedness to net capital		-

There were no differences between the net capital reported by the Partnership in Part 11A of the focus report and these financial statements.

CRESTA WESTHALL LLP

EXEMPTION REPORT

Period Ended June 30, 2014

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15C3-3   2



SAMET

Certified Public Accountants

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Members of
Cresta Westhall LLP

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Cresta Westhall LLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cresta Westhall LLP claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Cresta Westhall LLP stated that Cresta Westhall LLP met the identified exemption provisions during the period June 1, 2014 through June 30, 2014, without exception. Cresta Westhall LLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cresta Westhall LLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts
August 15, 2014

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

cresta westhall

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15C3-3

We represent to our best Knowledge and belief the following information:

(1) Cresta Westhall LLP operates pursuant to SEC rule 15c3-3(k)(2)(ii).

(2) During the period ended June 30, 2014, Cresta Westhall LLP adhered to the above identified exemptive provisions in paragraph (k) of Rule 15c3-3 without exception.

Signature *[signature]*

Title Principal Richard Pound

Date August 18, 2014

Cresta Westhall LLP Offices:

22 Upper Grosvenor Street
Mayfair
London
W1K 7PE

Hurlingham Studios
Ranelagh Gardens
London
SW6 3PA

Registered in England and Wales No. OC375865